EXHIBIT  11

FIRST ALBANY COMPANIES INC. AND SUBSIDIARIES
Computation of Per Share Earnings *
(In thousands, except per share amounts)
(unaudited)

	December 31,	December 31,	December 31,
	2000	1999	1998
Basic:
(Loss) income from continuing operations, net of taxes	$(2,933)	$(4,860)	$1,822
Income from discontinued operations, net of taxes	422	5,273	2,516
Gain on sale of discontinued operations, net of taxes	22,799
Net income	$20,288	$413	$4,338
Weighted average number of shares outstanding for the period	8,141	8,048	7,913
(Loss) income per share for continuing operations	$(0.36)	$(0.60)	$0.23
Income per share for discontinued operations	0.05	0.66	0.32
Gain per share for sale of discontinued operations	2.80
Net income per share	$2.49	$0.05	$0.55
DILUTIVE:
(Loss) income from continuing operations, net of taxes	$(2,933)	$(4,860)	$1,822
Income from discontinued operations, net of taxes	422	5,273	2,516
Gain on sale of discontinued operations, net of taxes	22,799
Net income	$20,288	$413	$4,338
Weighted average, number of shares outstanding during the period	8,141	8,048	7,913
Effect of dilutive common equivalent shares			776
Weighted average shares and common equivalent shares for dilutive earnings per share	8,141	8,048	8,689
(Loss) income per share for continuing operations	$(0.36)	$(0.60)	$0.21
Income per share for discontinued operations	0.05	0.66	0.29
Gain per share for sale of discontinued operations	2.80
Net income per share	$2.49	$0.05	$0.50

All per share figures and shares outstanding have been restated for all common stock dividends paid.